Mail Stop 0306


      April 21, 2005


Via U.S. Mail and Facsimile to (781) 246-3561

Diane J. Ryan
Vice President Finance and Chief Financial Officer
Implant Sciences Corporation
107 Audubon Road, #5
Wakefield, MA 01880


	Re:	Implant Sciences Corporation
		Form 10-K for the year ended June 30, 2004
		Filed November 10, 2004
      File No. 001-14949

Dear Ms. Ryan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

General

1. Based on your market capitalization it appears that you may be required to exit the small business reporting system at the beginning of your June 2006 fiscal year. Please carefully consider the small business eligibility requirements before you submit any filings for fiscal 2006.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 14

2. On page 15 you disclose a measure described as net loss "before giving effect to the charge for stock-based compensation." That item is a non-GAAP measure as defined in Item 10(h) to Regulation S-B. Under Item 10(h)(2)(B) you may not adjust or smooth earnings for items reasonably likely to recur within two years or when there was a similar charge or gain within the prior two years. You reported stock compensation expense in fiscal 2004 and 2003 and you continue to report such charges in fiscal 2005. Accordingly, you should revise delete disclosure of this non-GAAP measure. The non-GAAP measure of adjusted expenses presented in the "Selling, General and
Administrative" expense caption also suffers from this deficiency and should be similarly deleted.

Liquidity and Capital Resources - Page 15

3. The discussion of cash flows from operating activities is basically a list of items from the cash flow statement. As set forth in FR-72, you should provide an analysis of operating cash flows focusing on the underlying drivers of those cash flows. Please expand or explain to us how the existing disclosure is reflective of the guidance from that Release.

4. As a related matter, if you cite changes in components of working capital in explaining operating cash flows you should also identify and describe reasons for the cited changes. In general, MD&A should present reasonably detailed analysis of significant changes in working capital or components thereof.







Financial Statements

Report of Independent Registered Public Accounting Firm - Page 23

5. The second paragraph of the audit report should refer to the PCAOB by its full name. That is, it should refer to the standards of the
Public Company Accounting Oversight Board (United States).

Statements of Operations - Page 25

6. With respect to the government contract research and
development
cost-sharing or best efforts arrangements, show us that what you report as contract revenue should not be presented as a cost offset
pursuant to the government contract audit guide.   Refer
specifically
to paragraphs 3.49 through 3.56 to that publication. This response should be detailed and specific to the underlying arrangements.

Summary of Significant Accounting Policies - Page 30

Revenue Recognition - Page 33

Accounts Receivable - Page 34

7. In a supplemental response, tell us why approximately 45% of your government contract revenues for fiscal 2004 were unbilled as of June
30, 2004. Tell us when the unbilled amounts were billed and collected. If they were not subsequently billed and collected explain why. The narrative response should be detailed and specific.
With respect to disclosure, you should expand MD&A or the notes to financial statements to describe why such a significant portion of the government contract revenue was unbilled at June 30, 2004, including disclosure about the expected timing of billing and collection.

Item 8a. Controls and Procedures - Page 46

8. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

9. We note the statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described in the following paragraphs." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

10. Please revise to more fully describe the nature and impact of the reportable condition identified by your auditor. You indicate that the "reportable condition lead, in the audit process, to the identification and resolution of accounting matters and substantiation and evaluation of certain account balances and information." The existing description could be used to describe common audit procedures performed by auditors in the normal course of conducting an audit; and accordingly, does not provide sufficient disclosure.

11. You indicate that the errors with respect to equity transactions did not result from material weaknesses apparently because those errors were inadvertent and isolated. It is reasonably possible that material weaknesses could result in isolated or inadvertent errors.
As well, it is reasonably possible that conditions leading to inadvertent or isolated errors may render a control system ineffective. Accordingly, you should revise to provide a more detailed and specific rationale regarding your assessment of and conclusions about the significance of the conditions responsible for these errors.

12. Revise to state clearly whether there were any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) to Regulation S-B.



Form 10-Q for the period ended December 31, 2004

Financial Statements

Consolidated Balance Sheets - Page 2

13. In light of your losses and accumulated deficit, tell us why it is appropriate to report the deferred tax asset totaling nearly
$900,000 at December 31, 2004. Tell us how your presentation and underlying accounting is appropriate under FAS 109.

Note 10, Investment in Unconsolidated Subsidiaries - Page 10

14. Tell us how you plan to account for the shares to be issued to CorNova. Support that your planned accounting is appropriate in GAAP.

15. Tell us about your rights and obligations as an investor in CorNova. Tell us who owns and controls the 40% not attributed to CardioTech or Implant Sciences. Identify the relative share ownership interests after the third party investment. Show us that you should not consolidate this entity.

Note 14.  Acquisition of Core Systems Incorporated -Page 12

16. Please disclose how you determined the fair value of the warrants, including underlying assumptions.

17. We also note that you valued your common stock utilizing an average for twenty days prior to the agreement. Under FAS 141 and EITF 99-12 acquisition shares should be valued based on the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Tell us how your method is appropriate under that guidance.

18. We see the significant goodwill attributed to the Core transaction. Expand to make disclosure about the specific factors responsible for a purchase price leading to significant goodwill.
Refer to paragraph 51b to FAS 141.

Management`s Discussion and Analysis

Results of Operations - Page 16

19. Your margins appear to have significantly deteriorated in fiscal
2005. Please expand to disclose gross margin (or costs of revenue) as a percent of revenue for each three and six month period. Make detailed disclosure about the factors responsible for decreased margins in 2005. Also clarify why your costs of revenue are apparently increasing faster than sales.

Item 3. Controls and Procedures - Page 23

20. You indicate that disclosure controls and procedures are designed to ensure that information you are required to disclose is "recorded, processed, summarized and reported" within the time periods specified by the SEC`s rules and forms. You should also disclose whether those controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. That is, your language should reflect the entire two-sentence definition from Exchange Act Rule 13a-15(e). Please also update the parenthetical from the first paragraph to refer to Exchange Act Rules 13a-15(e) and
15d-15(e).  The existing references were superseded in August
2003.

21. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described in the following paragraphs." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

22. Revise to state clearly whether there were any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) to Regulation S-B.

Form 8-K dated March 11, 2005

23. We see disclosure of EBITDA. Under Item 2.02 of Form 8-K, disclosures "furnished" should include the information about non-GAAP measures required by paragraph (h)(1)(i) of Item 10 of Regulation S-
B. Accordingly, if you present EBITDA (or any other non-GAAP measure) in a press release, that release should include reconciliation of the non-GAAP measure to the most directly comparable GAAP measure and present statements disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding financial condition and results of operations. You should also make disclosure about the purposes for which you use the non-GAAP measure. Those disclosures should be specific and substantive in nature. Appropriately revise future filings.


Form 8-K dated April 13, 2005

24. Expand Note (a) to provide quantified disclosure about cash inflows and outflows. That is, provide a road-map to the amount presented as the net adjustment to historical cash.

25. While we understand that allocations to intangible assets are subject to further analysis, the pro forma financial statements should include disclosure about the specific intangible assets acquired, the amounts allocated to each asset and the assumed lives applied estimating amortization expense. Apply for both acquisitions.

26. We see that you have attributed certain valuations to professional appraisers. If you do so in this or any other Exchange
Act filing, then you should identify the expert and include their consent in any registration statement incorporating those filings. Alternatively, you should clarify that management is responsible for purchase price allocations. You should also identify and describe appraisal methods, and, if important to an understanding of the valuation, significant assumptions. We will not object if you state in revised disclosure that you considered a number of factors, including appraisals, when making purchase allocation determinations, but it should be clear that management is responsible for the allocations.

27. Tell us why you have extended the useful lives of Accurel`s fixed assets. Support that it is appropriate to extend those lives for pro forma financial statement purposes.

28. We see that you eliminated stock compensation included in
Core`s
historical operating results.  Pro forma financial statements should
not normally include adjustments to eliminate infrequent or nonrecurring items included in the underlying historical financial statements of a registrant or other combining entity. Please revise or advise.
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 942-2862 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 942-1791.



							Sincerely,



							Gary Todd
							Reviewing Accountant

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Ms. Diane J. Ryan
Implant Sciences Corporation
April 21, 2005
Page 8



Ms. Diane J. Ryan
Implant Sciences Corporation
April 21, 2005
Page 2